EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,128	$1,103	$1,023	$1,007	$979
Fixed charges	386	385	384	384	385
Total earnings available for fixed charges	$1,514	$1,488	$1,407	$1,391	$1,364

Fixed Charges:
Interest expense	$381	$380	$379	$379	$379
Estimated interest portion of rentals
charged to expense	5	5	5	5	6
Total fixed charges	$386	$385	$384	$384	$385

Ratio of Earnings to Fixed Charges	3.9x	3.9x	3.7x	3.6x	3.5x